UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of August, 2018.

Commission File Number: 001-38146

AGM GROUP HOLDINGS INC.

(Translation of registrant’s name into English)

1 Jinghua South Road, Wangzuo Plaza East Tower

Room 2112

Beijing, People’s Republic of China 100020

+86-010-65020507 – telephone

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒    Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ☐

Entry into a Material Definitive Agreement

Investment Agreement between AnGaoMeng Technology Service Co., Ltd., Guochuang Shenzhen Investment Co. Ltd., and its shareholders

On August 8, 2018 Beijing AnGaoMeng Technology Service Co., Ltd. (“AGM Beijing”), a wholly owned subsidiary of AGM Group Holdings Inc. (the “Company”), entered into an investment agreement (the “Investment Agreement”) with Guochuang Shenzhen Investment Co. Ltd. (“Guochuang”) and its shareholders to invest RMB 2,500,000 (approximately US$36,5802 based on exchange rate of 6.8343 on August 8, 2018) in Guochuang’s equity, giving AGM Beijing 20% ownership of Guochuang. The payment is expected to be made by AGM Beijing within 15 business days following the signing of the Investment Agreement. Guochuang was incorporated under the laws of People’s Republic of China. Yufeng Mi, Chief Technology Officer of the Company, held 40% and 32% of Guochuang’s equity interest before and after AGM Beijing’s investment, respectively. As a result, the transaction is deemed a related party transaction.

Equity Acquisition Agreement between AGM Group Holdings Inc. and Matrix International Group Inc.

On July 23, 2018, the Company entered into an Investment Agreement with certain shareholder of Matrix International Group Inc. (“Matrix”), to acquire 5% of Matrix’s equity interest. On August 9, 2018, the Company issued a press release titled “AGM Group Holdings Inc. Acquires Minority Equity Interest in Canadian Currency Exchange Company.” A copy of the press release is furnished herewith as Exhibit 99.1.

EXHIBIT INDEX

Exhibit No.	Description

Exhibit 10.1	English Translation of the Investment Agreement between AnGaoMeng Technology Service Co., Ltd., Guochuang Shenzhen Investment Co. Ltd., and its shareholders, dated August 8, 2018
Exhibit 99.1	Press Release — AGM Group Holdings Inc. Acquires Minority Equity Interest in Canadian Currency Exchange Company

1

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: August 16, 2018	AGM GROUP HOLDINGS INC.

	By:	/s/ Wenjie Tang
	Name: Title:	Wenjie Tang Chief Executive Officer and Director

2